Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

May 28, 2008

Item 3.	News Release

A news release relating to the material change described in this report was issued on May 28, 2008.

Item 4.	Summary of Material Changes

On May 28, 2008, NovaGold appointed a new director to its Board of Directors.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of the Material Change

NovaGold shareholders voted Mr. Tony Giardini to the Board of Directors at NovaGold’s Annual General Meeting held on May 28, 2008 in Vancouver, British Columbia, Canada. Mr. Giardini was subsequently appointed to the Audit Committee.

Mr. Giardini replaces Mr. Mike Halvorson, who has retired from the Board.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change described in this report and may be contacted by any of the Securities Commissions with respect to the change:

Robert J. (Don) MacDonald
Senior Vice-President and Chief Financial Officer
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

June 6, 2008